Zimmer Holdings, Inc. 345 East Main Street P. O. Box 708 Warsaw, IN 46580 574.267.6131 www.zimmer.com

July 24, 2014

VIA EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Zimmer Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-16407

Dear Mr. Vaughn:

This letter is submitted in response to the Staff’s comment letter, dated July 11, 2014, with respect to the Division of Corporation Finance’s review of the above-referenced filing of Zimmer Holdings, Inc. (“we,” “us,” “our,” “Zimmer” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments in bold-face below, and our response thereto follows each comment.

Liquidity and Capital Resources, page 24

1.	You have disclosed the changes in days of sales outstanding and inventory to be normal fluctuations. Please explain in future filings the underlying basis for the total days of sales outstanding and inventory you hold to provide an understanding of your financial position. Refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the following is a draft of the relevant portion from our 2013 Annual Report on Form 10-K that we have revised and will include in future filings, with appropriate revisions for facts and circumstances at that time (changes from the disclosure in the 2013 Form 10-K are underlined):

At December 31, 2013, we had 65 days of sales outstanding in trade accounts receivable, which was higher by one day compared to December 31, 2012. Our days of sales outstanding reflect the reimbursement patterns of the healthcare industry in the markets

Kevin L. Vaughn

U.S. Securities and Exchange Commission

July 24, 2014

where we compete. Collection of trade accounts receivable is influenced by insurance reimbursements and government budgets among other things. Days of sales outstanding are lowest in our Americas reporting segment, as the U.S. healthcare system has a higher percentage of private-pay insurers who generally pay more quickly than government-based healthcare systems. In our Europe and Asia Pacific reporting segments, days of sales outstanding are higher, as healthcare is typically sponsored by governments which tend to pay more slowly. Additionally, there are some seasonal trends in our days of sales outstanding as it usually trends higher in our third quarter due to lower sales volumes and is lower in our fourth quarter when sales volumes are at their highest. Our days of sales outstanding in the past three years have ranged between 64 and 73 days. We consider the 65 days of sales outstanding at December 31, 2013, as consistent with normal business fluctuations.

At December 31, 2013, we had 285 days of inventory on hand, a decrease of 16 days compared to December 31, 2012. In order to maintain high service levels to our hospital customers in numerous geographic regions, we consign inventory to them, including all the various sizes of a particular product, so that our products are available when needed for a surgical procedure. As a result, we have a significant amount of inventory on hand. There are some seasonal trends in our days of inventory on hand, as it usually trends higher in our third quarter due to lower sales volumes and is lower in our fourth quarter when sales volumes are at their highest. Other factors that can affect our days of inventory on hand include when we build inventory for new product launches, or the level of excess and obsolete inventory charges and gains/losses related to foreign currency that is reported in cost of products sold in any particular period. Our days of inventory on hand in the past three years have ranged between 277 and 350 days. We consider the 285 days of inventory on hand at December 31, 2013, as consistent with the normal seasonal trends we experience.

Critical Accounting Estimates, page 27

Goodwill and Intangible Assets, page 27

2.	We note from page 48 that two of your reporting units’ fair values did not substantially exceed their carrying values. For each reporting unit with a fair value that did not substantially exceed its carrying value, please disclose in future filings:

•	the percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	the amount of goodwill allocated to the reporting unit;
•	a description of the key assumptions used and how the key assumptions were determined;
•	a discussion of the degree of uncertainty associated with the key assumptions; and

Kevin L. Vaughn

U.S. Securities and Exchange Commission

July 24, 2014

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: In response to the Staff’s comment, the following is a draft of the relevant portion from our 2013 Annual Report on Form 10-K that we have revised and will include in future filings within our critical accounting estimates section, with appropriate revisions for facts and circumstances at that time (changes from the disclosure in the 2013 Form 10-K are underlined):

We evaluate the carrying value of goodwill and indefinite life intangible assets annually, or whenever events or circumstances indicate the carrying value may not be recoverable. We evaluate the carrying value of finite life intangible assets whenever events or circumstances indicate the carrying value may not be recoverable. Significant assumptions are required to estimate the fair value of goodwill and intangible assets, most notably estimated future cash flows generated by these assets. As such, these fair value measurements use significant unobservable inputs. Changes to these assumptions could require us to record impairment charges on these assets.

In the fourth quarter of 2012, we determined our U.S. Spine reporting unit’s carrying value was in excess of its estimated fair value. Fair value was determined using an equal weighting of income and market approaches. Fair value under the income approach was determined by discounting to present value the estimated future cash flows of the reporting unit. Fair value under the market approach utilized the guideline public company methodology, which uses valuation indicators determined from other businesses that are similar to our U.S. Spine reporting unit.

As a result, we recorded a goodwill impairment charge for the U.S. Spine reporting unit of $96.0 million in 2012. See Note 8 to our consolidated financial statements for further discussion and the factors that contributed to these impairment charges and the factors that could lead to further impairment.

For our annual impairment test in 2013, the goodwill balance of the U.S. Spine reporting unit was $41.0 million. For the 2013 test, we employed a similar combination of income and market approaches to estimate this reporting unit’s fair value. In estimating the future cash flows of the reporting unit, we utilized a combination of market and company-specific inputs that a market participant would use in assessing the fair value of the reporting unit. The primary market input was revenue growth rates. These rates were based on historical trends and estimated future growth drivers such as an aging population, obesity and more active lifestyles. Significant company-specific inputs included assumptions regarding how the reporting unit could leverage operating expenses as revenue grows and the impact any new products will have on revenues. Discount rates used to determine the present value of the estimated future cash flows considered the weighted average cost of capital of other comparable companies and the size risk of our reporting unit and company-specific risk based upon past reporting unit performance.

Kevin L. Vaughn

U.S. Securities and Exchange Commission

July 24, 2014

Under the guideline public company methodology, we took into consideration specific risk differences between the U.S. Spine reporting unit and the comparable companies, such as recent financial performance, size risks and product portfolios, among other considerations. Based on the U.S. Spine reporting unit’s recent financial performance, market share and product portfolio, we valued the reporting unit near the bottom of the valuation indicators of the comparable companies.

Our 2013 annual impairment test indicated the fair value of the U.S. Spine reporting unit was in excess of its carrying value by 19 percent. Our international Spine goodwill and related net assets are not tested separately for goodwill impairment as they are part of reporting units that contain other product categories.

We have five other reporting units with goodwill assigned to them. We estimated the fair value of those reporting units using the income approach by discounting to present value the estimated future cash flows of the reporting unit, or by doing a qualitative assessment of changes in fair value from the prior year’s income approach.

Due to challenging market conditions associated with our U.S. Dental reporting unit, that reporting unit’s estimated fair value did not substantially exceed its carrying value either. For the annual impairment test in 2013, the goodwill balance of the U.S. Dental reporting unit was $170.3 million. In estimating the future cash flows of the reporting unit, we utilized a combination of market and company-specific inputs that a market participant would use in assessing the fair value of the reporting unit. The primary market input was revenue growth rates. These rates were based on historical trends, a growing population and broader economic factors, as the products in the U.S. Dental reporting unit are generally not covered by insurance and therefore the ability of consumers to pay for these products is affected by the economy. We also considered new products that we currently have in the pipeline to introduce into the U.S. market. Significant company-specific inputs included assumptions regarding how the reporting unit could leverage operating expenses as revenue grows. Discount rates used to determine the present value of the estimated future cash flows considered the weighted average cost of capital of other comparable companies and the size risk of our reporting unit and company-specific risk based on past reporting unit performance.

Our 2013 annual impairment test indicated the fair value of the U.S. Dental reporting unit was in excess of its carrying value by 11 percent. Our international Dental goodwill and related net assets are not tested separately for goodwill impairment as they are part of reporting units that contain other product categories.

These two reporting units remain sensitive to changes in market conditions. If estimated cash flows for these reporting units decrease, we may be required to record impairment charges in the future. The cash flows used in our annual impairment test are estimates and therefore involve uncertainty. Factors that could result in our actual cash flows being lower

Kevin L. Vaughn

U.S. Securities and Exchange Commission

July 24, 2014

than our current estimates include: 1) decreased revenues caused by unforeseen changes in these areas of the healthcare market, our inability to generate new product revenue from our research and development activities, or macroeconomic factors that may affect consumers’ ability to pay for these products and 2) our inability to achieve the estimated operating margins for these reporting units’ forecasts due to unforeseen factors. Additionally, changes in the broader economic environment could cause changes to our estimated discount rates or comparable company valuation indicators, which may impact our estimated fair values.

For each of our other four reporting units, the estimated fair value substantially exceeded the carrying value.

Notes to Consolidated Financial Statements, page 39

Note 2 – Significant Accounting Policies, page 39

Special Items, page 40

3.	With regard to the “adjustments” referred to for certain litigation matters, please explain:

•	what this item represents;
•	how such amounts are determined;
•	the amount and impact of such adjustments in the periods reported; and
•	the accounting standard(s) relied upon in recognizing these amounts.

Response: Under the caption “certain litigation matters” within “Special items” we include the expenses associated with litigation and similar claims. The sentence that uses the term “adjustments” reads, “Certain litigation matters relate to costs and adjustments recognized during the year for the estimated or actual settlement of various legal matters, including royalty disputes, patent litigation matters, commercial litigation matters and matters arising from our acquisitions of certain competitive distributorships in prior years.” We used the term “adjustments” to refer to instances where we decreased our estimate of a contingent legal liability recognized under Accounting Standard Codification 450 – Contingencies (ASC 450), resulting in income instead of a cost. We wanted to clarify that not all amounts being captured in this line item were “costs.”

While not presented in the 2013 Annual Report on Form 10-K under review, for our year ended December 31, 2010 we disclosed income under this caption of $0.3 million. This income was comprised of two matters where we made “adjustments” of $0.8 million and $0.5 million, offset by one matter where we recorded an initial contingent liability expense of $1.0 million. The two “adjustments” were the result of settlements where we had accrued a contingent legal liability based on our best estimate under ASC 450 in previous periods, but were able to settle the matters on more favorable terms than our previous estimates. We added the term “adjustment” in our 2010 Annual Report on Form 10-K description to incorporate this income concept.

Kevin L. Vaughn

U.S. Securities and Exchange Commission

July 24, 2014

For the periods presented in the 2013 Annual Report on Form 10-K, there are no “adjustments” resulting in income being recognized from a reduction in previously accrued contingencies for litigation and similar claims. For these periods, all amounts reported in this line were costs from contingent legal liabilities accrued under ASC 450 when they became both probable and reasonably estimable, or legal settlement gains recognized under ASC 450 when they became realizable.

Accordingly, in response to the Staff’s comment, the following is a draft of the relevant portion from our 2013 Annual Report on Form 10-K that we have revised and will include in future Form 10-K filings, with appropriate revisions for facts and circumstances at that time (changes from the disclosure in the 2013 Form 10-K are underlined):

Certain litigation matters relate to net expenses recognized during the year for the estimated or actual settlement of certain pending litigation and similar claims, including matters where we recognized income from a settlement on more favorable terms than our previous estimate, or we reduced our estimate of a previously recorded contingent liability. These litigation matters have included royalty disputes, patent litigation matters, commercial litigation matters and matters arising from our acquisitions of certain competitive distributorships in prior years.

We believe this language will better highlight to the reader there is income recognized in this caption in addition to costs and will eliminate the ambiguity of the term “adjustment”.

As requested in your letter, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin L. Vaughn

U.S. Securities and Exchange Commission

July 24, 2014

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please contact me directly at (574) 372-4264. You may also reach me via fax at (574) 372-4988.

Respectfully submitted,

/s/ James T. Crines

James T. Crines

Executive Vice President, Finance and

Chief Financial Officer